Exhibit 97

Incentive Recovery Policy

(Rule NYSE 303A.14 Erroneously Awarded Compensation)

Legal Division

Document for Internal use

Version 1.0 - September 2023

TABLE OF CONTENTS

1.	INTRODUCTION.	2

2.	DESCRIPTION OF THE POLICY	2

3.	APPROVAL OF THE POLICY.	5

4.	GOVERNANCE OF THE DOCUMENT	5

1.	INTRODUCTION.

Banco de Chile (the “Bank”) is subject to various regulations of the United States of America associated with the holding of securities representative of its shares in the form of American Depositary Receipts in the New York Stock Exchange (the “NYSE”). Such regulations include the rules issued by the said stock exchange.

Under a rule issued by the Securities and Exchange Commission of the United States of America, the NYSE amended the Listed Company Manual, which regulates, among other matters, the requirements that companies listed on that stock exchange must meet. The amendment states that the aforementioned companies must adopt a policy of recovery of incentive-based compensation based on certain metrics or financial reporting measures when they have been awarded erroneously to certain executives. For these purposes, the NYSE has issued the following standard: NYSE Listed Company Manual, 303A.14, Erroneously Awarded Compensation.

Accordingly, this Incentive Recovery Policy (the “Policy”) is adopted in accordance with the new regulation adopted by the NYSE.

2.	DESCRIPTION OF THE POLICY

2.1 Definitions.

●	Committee: The Directors/Audit Committee of the Bank.

●	Financial Reporting Measure: accounts, ratios, and other elements that are determined and presented in accordance with accounting principles used in the preparation of the financial reports of the Bank, and any other measure that is derived, in whole or in part, from such measures. Share price and the aggregate return for shareholders are also Financial Reporting Measures. A Financial Reporting Measure does not require it to be filed within the financial statements or to be included in a submission to the Securities and Exchange Commission of the United States of America.

●	Recovery Rules: The rules contained in Section 303A.14 “erroneously awarded compensation” of the Listed Company Manual.

●	Affected Executive Officers: The main executive officers of the Bank and its subsidiaries shall be affected by this Policy and are listed in the Annex to this Policy. In addition to the Executive Officers of the Bank currently Affected, the concept of Affected Executives includes those persons who in the past held the positions indicated in the Annex to this Policy and who have ceased to exercise them, either because they hold other positions or no longer have an employment relationship with the Bank.

●	Incentive-Based Compensation or “IBC” means any compensation that is awarded, earned, or granted, in whole or in part, based on compliance with a Financial Reporting Measure.

2.2 Recovery of Compensation based on erroneously awarded Incentives.

In accordance with the provisions of the Recovery Rules, the Bank shall recover in a reasonably expeditious manner IBCs erroneously granted and received by the Affected Executives Officers, in the event that the Bank is required to prepare an accounting rectification due to material non-compliance with any financial reporting requirement under securities law, including any accounting rectification necessary to correct an error in the previously issued financial statements that is material to the prior financial statements, or that would result in a material error in the report if the error was rectified or left without rectifying in the current period.

Under the rules contained in Section 303A.14 “erroneously awarded Compensation” of the NYSE Listed Company Manual, the Board of Directors, by agreement adopted with the affirmative vote of the majority of Independent Board Members, may decide whether or not actions intended to recover IBCs erroneously awarded under this Policy are to be taken, where required by the Recovery Rules, and neither of the exceptions set out in such Rules do apply. In any case, to the extent that the Committee is composed of a majority of the Independent Board Members, the decision of provenance or non-provenance of the actions intended to recover IBCs shall be adopted by the same Committee with the affirmative vote of that majority.

It is noted that, as an exception to the recovery of erroneously awarded IBCs, the recovery rules include, specifically, the case that such recovery violates the Chilean laws in force before 28 November 2022.

2.3 Incentive-based Compensation affected.

This Policy applies to IBCs received by the Affected Executives Officers when: (i) the Affected Executive Officer has begun to render its services as such; (ii) the Affected Executive Officer has rendered his or her services as such at any time during the performance period corresponding to the appropriate IBC; (iii) the Affected Executive Officer has rendered his or her services while the Bank maintains securities listed on a stock exchange or in a local securities association of the United States of America; and (iv) the IBCs have been received during the three full annual years immediately preceding the date on which the Bank is to prepare an accounting rectification as described above.

The amount to be repaid under this Policy shall consist of the portion of the IBC received that exceeds the amount of the IBC the Affected Executive Officer would have received if it had been determined based on the rectified amount. To make the calculation, IBCs shall be considered before deducting the corresponding taxes.

For the purposes of this Policy, an IBC shall be deemed to be received in the financial year during which the Financial Reporting Measure applicable to the respective IBC is fulfilled, even if its payment occurs after the end of that period.

The Committee shall be empowered to make determinations relating to the amount to be reimbursed.

2.4 Recovery Methods.

The Committee shall determine, at its sole discretion, the manner in which erroneously awarded IBCs are to be recovered.

The Committee, or the Board, as appropriate under the second paragraph of Section 2.2, may request a legal, expert, and independent opinion to make the decisions it should take, and especially, to determine that the recovery of any erroneously granted IBC that would violate Chilean laws in force before 28 November 2022.

Subject to applicable law, recovery methods may include but are not limited to (i) request direct reimbursement from the Affected Executive Officer; (ii) reduce the amount payable to the Affected Executive Officer under the benefit agreement held with the Bank or its subsidiaries; (iii) leave without effect, in whole or in part, any incentive-based compensation (whether in cash or shares, if applicable) previously awarded to the Affected Executive Officer; or (iv) any combination of the foregoing.

2.5 Absence of culpability.

This Policy applies irrespective of the responsibility that corresponds to the Affected Executive Officer in the determination of the IBC or in the financial report that must be rectified and, therefore, shall apply without consideration to the possible existence of culpability of said Affected Executive Officer.

2.6 Absence of Compensation.

No Affected Executive Officer shall be entitled to compensation from the Bank or its subsidiaries for the amount effectively recovered or recoverable from the erroneously awarded IBCs in accordance with this Policy. However, whenever the Affected Executive Officer has the right or is entitled to receive advance(s) or reimbursement(s) of expenses, this Policy does not prohibit such advance(s) or reimbursement(s) of expenses.

2.7 Policy Administration; interpretation.

The Committee shall construe this Policy in accordance with the recovery rules and applicable laws and regulations and shall take all necessary, appropriate, or advisable steps to administer this Policy.

As required by the Recovery Rules, the Bank shall make disclosures related to this Policy and any erroneously awarded IBC recoveries, in accordance with the applicable law.

If there is any inconsistency between this Policy and the Recovery Rules, the latter shall prevail, subject in any case to Chilean law. In no event shall this Policy apply more broadly or require any recovery additional to that required under the Recovery Rules.

2.8 Changes and Termination of the Policy.

The Board of Directors reserves the right to modify this Policy at any time and for any reason, subject to applicable law and the Recovery Rules.

If the Recovery Rules cease to apply or no longer apply to the Bank, this Policy shall cease to apply.

3.	APPROVAL OF THE POLICY.

This policy was approved in Session No. BCH 2,997 of the Board of Directors of the Bank.

4.	GOVERNANCE OF THE DOCUMENT

Owner of the document:	Sergio Rengifo Aróstegui
Position of the person responsible:	Chief Counsel Financial and International Area, Legal Division
Person in charge of the Policy:	Sergio Rengifo Aróstegui
Periodicity of review:	Annual
Document path:	Access as indicated by the Responsible

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